UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Murmann, Klaus H
   Sauer, Inc.
   Krokamp 35
   D24539
   Neumunster,
   Germany
2. Issuer Name and Ticker or Trading Symbol
   Sundstrand Corporation
   SNS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   N/A
4. Statement for Month/Year
   06/30/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |06/10/|D(1)|V|25,220            |D  |$70.1191   |-0-                |D     |---                        |
                           |99    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |06/10/|D(2)|V|400               |D  |$70.1191   |-0-                |I     |Owned by Spouse            |
                           |99    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Nonqualified Stock Opt|(3)     |06/10|D(3)|V|10,000     |D  |(3)  |(3)  |Common Stock|10,000 |(3)    |-0-         |D  |---         |
ion (Right to Buy)    |        |/99  |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1)In connection with the merger with United Technologies Corporation ("UTC") on June 10, 1999, the 25,220
shares of Sundstrand common stock held by the Reporting Person were disposed of for the merger consideration of $70.1191 per share consisting of cash and UTC stock, with 14,072 UTC shares being issued to the Reporting
Person.
(2)In connection with the merger with UTC, the 400 shares of Sundstrand common stock held by the Reporting
Person's spouse were disposed of for the merger consideration of $70.1191 per share consisting of cash and
UTC
stock.
(3)In connection with the merger with UTC, 10,000 Sundstrand stock options held by the Reporting Person were converted to 11,065 UTC options under which the Reporting Person has a right to acquire a combination of cash and UTC stock, with 5,580 UTC shares being acquirable pursuant to such options.
 Of the 11,065 UTC options
held by the Reporting Person following the conversion to UTC options, all of which were exercisable as of June
10, 1999, 2,213 were at an exercise price of $42.62 with an expiration date of August 1, 2004, 2,213 were at an exercise price of $47.77 with an expiration date of April 18, 2005, 2,213 were at an exercise price of $63.96 with an expiration date of April 16, 2006, 2,213 were at an exercise price of $80.87 with an expiration date of April 15, 2007, and 2,213 were at an exercise price of $115.37 with an expiration date of April 21, 2008.